Suite 1201 – 1111 West Hastings Street

Vancouver, B.C., Canada, V6E 2J3

Tel: (604) 331-1757  Fax: (604) 669-5193

Wednesday, June 30, 2004

Ms. Erica Bearss

204-488 Helmcken Street

Vancouver, BC

V6B-6E4

Dear Ms. Erica Bearss,

Offer of employment note

Position:  VP Sales and Marketing.

Job Description:  Duties will include contacting by phone, e-mail and in person existing and potential shareholders and other interested parties about the investment opportunity offered by Derek Oil & Gas Corporation (“Derek”).  Additionally, you will be responsible for the design, budgeting and implementation of an overall investors relations program for Derek.  You will manage any investor relation’s activity and/or staff that Derek may undertake.

Start Date:  With the understanding of your current contract limitations, July 15, 2004.  Should a later start date be necessary due to your current contract, you will work part-time with Derek as much as possible leading up to this date and continue through until your current Company’s respected request for training and tying up lose ends has ended, at which point you will be full-time with Derek.

Hours of Work:  6:30 AM to 2:30 PM Monday to Friday with one hour for lunch.  Where attendance at trade shows requires weekend attendance of hours different than above the hours of the conference shall apply.

Salary:  $4,500 per month for a 90-day trial period.  During the trial period Derek will evaluate your overall performance as a manager and review the effectiveness of the investors relation’s activity conducted.  One goal during this period will be an overall trading volume of 100,000 per month in the shares of Derek.  After successful completion of the trial period, you shall be paid at the rate of $5,000 per month.  This agreement shall be automatically renewed on a monthly basis unless either party provides notification of cancellation in writing. Either party requires a notice period of one-month, except if terminated for cause.

Salary will be paid monthly by direct deposit to Ms. Bearss’s bank account, if possible.  If not possible, Ms. Bearss shall receive a check on the last day of the month.

Benefits:  Ms. Bearss shall be eligible for the Company’s employee benefits plan.

Expense Account:  The Company hereby agrees to reimburse to Ms. Bearss the actual pre-approved out-of pocket expenses (including cell phone) incurred by Ms. Bearss in connection with the provision of any of the general and special services referred to herein provided that Ms. Bearss will provide to the Company vouchers detailing such expenditures.

Holidays:  In addition to the normal statutory holidays, you will have three weeks annual paid vacation.

Stock options:  The Company further agrees to grant on the start date of Ms. Bearss full-time employment, a 50,000 share employee incentive stock option with a term of five years from the date of grant priced in accordance with the requirements of the TSX Venture Stock Exchange and containing a standard cancellation clause of ninety days.  A second 50,000 employee incentive stock option shall be granted to Ms. Bearss upon the successful completion of her 90-day trial period.

Ownership and Confidentially of Records:  While employed by Derek any information regarding the Company’s business and its shareholders’ is strictly confidential and the property of the Company.

Welcome aboard Erica, we are genuinely looking forward to your enthusiasm and skills adding significantly to our management team.

Sincerely,

“Barry C.J. Ehrl”

President & C.E.O

Derek Oil and Gas Corporation

I accept the conditions of this contract.

SIGNATURE:  ”Erica Bearss”

DATE:           June 30, 2004

WITNESS:       “Greg Amor”